May 27, 2008

Ms. Angela McHale, Branch Chief

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Cheetah Consulting, Inc.

Third Amendment to Registration Statement on Form S-1

File No. 333-146209

Filed:  May 27, 2008

Dear Ms. McHale:

Below are Cheetah Consulting, Inc.’s (“the Company’s”) responses to the SEC’s Comment Letter dated May 15, 2008.  On behalf of the Company, on May 27, 2008, I transmitted via EDGAR the Company’s Third Amendment to Registration Statement on Form S-1.

General

1.

We revised the disclosure to identify the Selling Security Holders as “underwriters” as that term is defined in the Securities Act of 1933, and amendments thereto.  Accordingly, disclosure was also revised stating that the Selling Security Holders will sell their shares at the fixed price of $0.10 per share for the duration of the offering.

Financial Statements For the year ended December 31, 2007

Notes to Financial Statements

Note G – Restatement, Page F-9

2.

Cheetah Consulting Inc. was one of three partners that comprised the Mergers & Acquisitions International Network, Limited Partnership.  Our revenue from this partnership interest was fully reported originally and reclassified on the restatement as detailed in Note G.

The partnership tax preparer used the “guaranteed payment” line on Form K-1 to report the revenue but there are no guarantee relationships or obligations between the dissolved partnership and Cheetah.

The investment in the partnership was $50.00 and considered an immaterial amount for financial statement reporting purposes and was not included.

Ms. Angela McHale

Re:  Cheetah Consulting, Inc.

May 27, 2008

Item 26. Recent Sales of  Unregistered Securities.

3.

The Company treated the $0.01 to $0.001 per share change in par value that occurred on February 28, 2007as a forward stock split of 1:10.  There was also a true forward stock split that occurred on March 31, 2007.  The disclosure was amended to make these events more clear.  In addition, rather than referring to the forward stock split as “10:1”, we amended the disclosure to refer to the forward stock split more accurately as “1:10”.

Exhibit 5.2

4.

Harrison Law, P.A. revised the “legality opinion,” according to your comment.

Exhibit 23.2

5.

The Auditor’s consent letter has been revised according to your comment.

Please, do not hesitate to contact me at (941) 723-7564 should you have any questions.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosures:

1. Cheetah Consulting, Inc. S-1/A-3

2. Exhibit 5.3: Opinion Regarding Legality and Consent of Counsel: by Diane J. Harrison, Esq.

3. Exhibit 15.3 Acknowledgement of Auditors

4. Exhibit 23.3 Consent of Auditors